UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Republic of Panama	England and Wales
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)

001-9610	001-15136
(Commission File Number)	(Commission File Number)

59-1562976	98-0357772
I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)

3655 N.W. 87th Avenue Miami, Florida 33178-2428	Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom
(Address of principal executive offices) (Zip code)	(Address of principal executive offices) (Zip code)

(305) 599-2600	011 44 23 8065 5000
(Registrant’s telephone number, including area code)	(Registrant’s telephone number, including area code)

None	None
(Former name or former address, if changed since last report.)	(Former name or former address, if changed since last report.)

Arnaldo Perez

Tel 305-599-2600 Ext. 18018

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This is the Form SD of Carnival Corporation and Carnival plc (together, the “Corporation”) for the calendar year 2019. Certain terms in this report are defined in Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In accordance with Exchange Act Rule 13p-1, the Corporation undertook inquiries to determine whether there was reason to believe that any “conflict minerals” necessary to the functionality or production of any product contracted by the Corporation to me manufactured originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”). Conflict minerals are defined in Section 1502(e)(4) of the Act as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted) or their derivatives.

This report on Form SD and the information disclosed herein is publicly available on the Corporation’s website here: www.carnivalcorp.com/financial-information/sec-filings/all.

Reasonable Country of Origin Inquiry (“RCOI”)

The Corporation implemented a process intended to ensure compliance with Rule 13p-1. Specifically, the Corporation engaged in a review of those products it contracts to manufacture in order to identify any products that contain conflict minerals. The outcome of this review was that gold (which is a conflict mineral) was contained in certain jewelry items it contracted for manufacture in 2019. The gold supplier for such products provided the Corporation with a certification confirming that none of its gold products contain conflict minerals originating from the Covered Countries.

Based on its RCOI described above, the Corporation has no reason to believe the necessary conflict minerals (the gold present in jewelry products manufactured during the calendar year 2019) originated in the Covered Countries.

Section 2—Exhibits

Item 2.01 Exhibits

Based on the above RCOI, no Conflict Minerals Report is required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Carnival Corporation	Carnival plc

By: /s/ Arnaldo Perez Name: Arnaldo Perez Title: General Counsel & Secretary Date: May 29, 2020	By: /s/ Arnaldo Perez Name: Arnaldo Perez Title: General Counsel & Company Secretary Date: May 29, 2020